UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL signs a Memorandum of Understandings with the Government of Israel Regarding the Dead Sea Concession Assets

 Item 1
ICL signs a Memorandum of Understandings with the Government of Israel Regarding the Dead Sea Concession
Assets

Further to Note 18 to the Company’s Financial Statements for the year 2024, and to Chapter D – Property, Plant and Equipment, Land and Major Facilities – Mineral Extraction and Mining Operations in the Company’s Annual Report for 2024, as published on Form 20-F on March 13, 2025 (the “2024 Annual Report”), and to Note 6 to the Company’s Financial Statements for the second quarter of 2025, as published on August 6, 2025, the Company wishes to update, that further to the provisions of the Dead Sea Concession Law, 5721–1961 (the "Concession Law"), pursuant to which, upon the expiration of the concession period (i.e., by March 31, 2030), all fixed tangible assets located within the Dead Sea Concession area and required for the operation thereof, as well as belonging to the Concession holder shall become the property of the Israeli government, and the Government shall pay the concession holder for such assets in accordance with the mechanism set forth in the Concession Law, that on November 5, 2025, the Company has signed a Memorandum of Understandings with the Government of Israel, through the Accountant General at the Ministry of Finance, regarding the value of the assets of its subsidiaries Dead Sea Works Ltd., Bromine Compounds Ltd., and Dead Sea Magnesium Ltd. (the “Dead Sea Companies”), which are required for the operation of the Dead Sea Concession (the “Concession”), and regarding other related matters, including the Company’s rights under the Concession Law (the “MOU”).
The implementation of the principles under the MOU (assuming they are implemented) are expected to remove significant uncertainty and risk around termination of the Concession and provide the Company with certainty regarding the value of the Concession Assets (as defined below) and the timing of payment for them, thereby enabling the Company to plan and prepare in the coming years for the end of the Concession period. Regarding the future concession, the Company will review its terms once they are determined and published to the public by the State of Israel, and if such terms are economically viable, the Company continues to believe that it is the most suitable candidate for operating the future concession, among other things, in light of its experience and expertise, and currently intends to participate in the process.

Further to the Concession Law, and pursuant to the MOU, upon the expiration of the Concession, the Concession Assets constituting the fixed property owned by the Dead Sea Companies and required for the exercise of their rights under the Concession Law for the operation thereof, shall be transferred to the Government (or to whomever the Government designates), and shall be owned thereby. These assets shall also include the intangible assets of the Dead Sea Companies required for the operation of the Concession (together, the “Concession Assets”). In consideration for the transfer of the Concession Assets and the undertakings of the Company and the Dead Sea Companies, as detailed in the MOU, the Government shall pay the Company, upon the expiration of the Concession period, a total amount of USD 2,540 million (the “Consideration for the Concession Assets”), as well as the actual investment amounts made by Dead Sea Works (“DSW”) for the purposes of establishing a permanent solution for salt harvesting, transportation, and deposal, in accordance with the permanent solution set out in the Salt Harvesting Agreement, from January 1, 2025, until the end of the Concession period, which are estimated at hundreds of millions of dollars (together, the “Total Consideration”). For details regarding the Salt Harvesting Agreement, see Chapter D. of the 2024 Annual Report, Note 18 to the Company’s Financial Statements for that year, and Section 3 - Key Information - D. Risk Factors.

Pursuant to the MOU, it was agreed that until the end of the Concession period, the Dead Sea Companies shall maintain levels of investments and maintenance in the Concession Assets in the sums that were invested in the past decade on a multi-annual average. If the actual level of investment and maintenance carried out from January 1, 2025, until the end of the Concession period is Lower or higher than the agreed amounts, certain adjustments shall be made to the Total Consideration, all as set forth in the MOU. According to the Company’s estimation, the aforesaid agreements regarding the Assets value are not expected to have a material impact on the Company's financial results.

As part of the MOU, the Company undertook to fully cooperate with the tender process that the Government intends to initiate for the allocation of the future concession, including providing relevant documents and information, allowing customary due diligence reviews, and refraining from opposing the Government’s initiation of the tender for the future concession, including the cancellation of the right of first offer currently granted to the Company under the current Concession Law.

The MOU further provides that, as part of the formulation of the draft future concession law and the future concession itself, the Accountant General at the Ministry of Finance shall recommend to the competent authorities to establish arrangements intended to preserve and maintain the downstream industrial activities in Israel based on resource extraction from the Dead Sea Concession, all subject to the overall economic feasibility of the parties and taking into account the legislative process.

According to the MOU, the parties shall conduct good-faith discussions with the aim of promoting a detailed agreement, the signing of which shall be subject to obtaining all approvals required by law, including the approval of all competent Government authorities, as well as the corporate approvals of ICL and the Dead Sea Companies. If a detailed agreement is not signed within 90 days from the date of signing the MOU (or within any later date as may be agreed upon in writing by the parties), or if either party terminates such discussions at any time, for any reason whatsoever, the MOU shall be considered void and shall have no effect, and no claim or demand of any kind shall be made.

The MOU is attached as Appendix A to this report.

Forward-Looking Statements

This report includes forward-looking statements. Such statements typically use forward-looking terminology such as “evaluate,” “estimate,” “possible,” “may,” “expect,” and similar expressions. Forward-looking statements included in this report include, among others, statements regarding the terms of the MOU executed with the Government; the execution of a detailed agreement based on the understandings set forth in the MOU and its signing within 90 days from the signing of the MOU or within another timeframe as may be agreed; the Company’s expectations regarding the certainty to be granted to it concerning the valuation of the assets and the timing of payment therefor, enabling the Company to plan and prepare in the coming years for the expiration of the Concession period; the Company’s assessment that, if the terms of the future concession are economically viable, it remains the most suitable candidate and it intends to participate in the process; the amount of the consideration to be paid for the Concession Assets and the timing of such payment; the Accountant General’s intention to recommend to the competent authorities to establish arrangements intended to preserve and maintain the downstream industrial activities in Israel based on resource extraction from the Dead Sea Concession, and ICL’s rights under the current Concession and further actions concerning the future concession. Forward-looking statements are based on the Company’s management’s beliefs and assumptions and on information currently available to management as of the date of this report. These statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in such forward-looking statements due to various factors, including, but not limited to, changes in governmental policy or applicable regulation; delays or failures in reaching or implementing a detailed agreement; changes in market conditions; fluctuations in commodity prices; changes in governmental needs or priorities; legal or regulatory constraints; and other factors beyond the Company’s control. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this report, or on any specific risks and uncertainties facing the Company, including those set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F published on March 13, 2025, as such risk factors may be updated from time to time in the Company’s periodic reports and public filings on Form 6-K and other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date made, and the Company undertakes no obligation to update them as a result of new information or future developments, or to publicly release any revisions to these statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

Name of the authorized signatory on the report and name of authorized electronic reporter:
Aya Landman, Adv.
Position: VP, Chief Compliance Officer & Corporate Secretary
Signature Date: November 6, 2025

Press Contact Adi Bajayo ICL Spokesperson +972-52-4454789 Adi.Bajayo@icl-group.com	Investor Relations Contact Peggy Reilly Tharp VP, ICL Global Investor Relations +1-314-983-7665 Peggy.ReillyTharp@icl-group.com

Appendix A - For convenience only, the original version is the Hebrew version as signed

November 5, 2025

Memorandum of Understandings between the Israeli Government, ICL Group Ltd. and the "Dead
Sea Companies" (as defined below)

1.
Definitions:

All terms not expressly defined in this MOU shall have the meaning ascribed to them in the Concession Deed (hereinafter - the “Concession Deed”) appended to the Dead Sea Concession Law, 5721–1961 (hereinafter - the “Concession Law”).

2.	The purpose of the MOU:

A.
The Concession Deed stipulates that the concession period of the concession holder (Dead Sea Works Ltd., hereinafter - DSW) shall end on March 31, 2030 (hereinafter - Concession Expiry Date). Section 24 of the Concession Deed states that upon the expiration of the concession period, all tangible fixed assets located within the concession area and belonging to the concession holder shall become the property of the Government, and that the Government shall compensate the concession holder for such assets in accordance with the mechanism set out in the Concession Deed.

B.
The Government (through the Accountant General and the Legal Department of the Ministry of Finance, (hereinafter - the Government or the Israeli Government)), DSW and ICL Group Ltd. (DSW's parent company, hereinafter – ICL) wish to set forth in this MOU (hereinafter - the MOU), agreements that will form the basis for a detailed agreement between the parties, as stated in Section 3 below. The principles set forth below, subject to their formulation in the Detailed Agreement, as stated in Section 3 below, are intended to establish, prior to the Concession Expiry Date, an agreed arrangement between the parties that will enable: the State to create the conditions for conducting a competitive, equitable and fair tender process for granting a new concession, effective immediately after the Concession Expiry Date (hereinafter – the Future Concession) that will replace the existing concession (ending on March 31, 2030); Immediate grant of the Future Concession to the future concession holder, and allowing its full and uninterrupted execution; To provide certainty for the Government, DSW, ICL and the potential bidders with respect to the transfer of assets, compensation therefor, and the settlement of additional issues, as detailed herein.

3.	The Detailed Agreement:

A.
Following the signing of this MOU, the parties shall conduct good-faith discussions in accordance with its principles, with the aim of promoting a future engagement under a detailed agreement (hereinafter - the Detailed Agreement). It is clarified that the foregoing shall not obligate either party to reach or sign an agreement, and each party may terminate such discussions at any time, for any reason, by written notice to the other party, and no claim or demand of any kind shall be made by either party or any person on its behalf in connection therewith.

B.
The signing of this document is intended solely to confirm its existence and to declare an intention to continue discussions. It does not constitute an offer, acceptance, or any binding obligation under any law.

C.
Signing of the Detailed Agreement shall be subject to obtaining all approvals required by law, including all necessary governmental approvals at their sole discretion (including legal review), as well as the corporate approvals of ICL and the Dead Sea Companies (as defined below). All such approvals must be obtained prior to and as a condition for signing the Detailed Agreement.

D.
If the Detailed Agreement is not signed within 90 days of the signing of this MOU (or within any later period as may be agreed in writing between the parties), for any reason (including failure to obtain any required approvals by the Government bodies or by ICL and/or the Dead Sea Companies, or a decision by either party to terminate the negotiations), this MOU shall have no validity and effect as if it had never been executed, and it shall not be used by any of the parties and shall not be claimed to be constitutes any obligation of the parties to each other or to any third party.

E.
Without derogating from the aforesaid, for the avoidance of doubt, this MOU is made only between the parties and not for the benefit of any other third party and does not grant any rights to any third party whatsoever.

4.	Dead Sea assets and their transfer to the government:

A.	Dead Sea Assets:

(1)	"Dead Sea Assets" for the purposes of this MOU - means all assets as defined in subsection 4A(2) (hereinafter – All Assets).

(2)
"All Assets" are all of the assets under fixes assets from any kind (fixed and non-fixed assets; attached and unattached assets; real estate including land, and movable property, assets located within or outside the concession area), owned by DSW, Bromine Compounds Ltd., and Dead Sea Magnesium Ltd. (together and separately - the Dead Sea Companies), which are required for the execution of their rights under the Concession Deed (“Operating the Concession”), and which shall be included in the financial statements of the Dead Sea Companies on the Concession Expiry Date (March 31, 2030). In addition, the term “All Assets” shall also include the intangible assets (including rights in such assets and intellectual property rights), as well as documents and information (including customer lists, price lists, list and copies of contracts, software and drawings) of the Dead Sea Companies necessary for Operating the Concession. It is clarified that the Dead Sea Assets include the assets in Section 24 of the Concession Deed, as well as assets that are not included in Section 24 of thereof, all as detailed in Section 4A(2) above.

B.
Transfer of the ownership in the Dead Sea Assets to the Government: At the Concession Expiry Date, all the Dead Sea Assets shall be fully transferred to the Government and shall become under its  full ownership of the Government, or of any party designated by the Government in writing, in exchange for receiving the full consideration to the Dead Sea Companies, as detailed in Section 9 below.

C.
Refrain from Conflicting Actions Regarding Dead Sea Assets: As of the date of signing this MOU and for as long as it remains in effect, ICL and the Dead Sea Companies shall not take any action and shall refrain from any omission, whether directly or indirectly, that may impair the transfer of ownership of the Dead Sea Assets to the Government as set forth in subsection 4B above. This includes, not selling or transferring, directly or indirectly, for consideration or without consideration, any Dead Sea Asset, and not granting or transferring, directly or indirectly, for consideration or without consideration, any right in the Dead Sea Assets (including by way of pledge) – except to the Government or to a party designated in writing by the Government, or with the prior written approval of the Government.

5.
Transfer of Obligations to Dead Sea Companies' Employees:

On the Concession Expiry Date, for employees of the Dead Sea Companies and other relevant ICL employees who will transfer to the new concessionaire, ICL and DSW shall transfer to the new concessionaire all amounts they are legally or contractually obligated to pay to the employees (including actuarial obligations for severance, early retirement, vacation, and any other obligation), as of the date of employees transfer, whether in cash, or by transferring designated employees funds, or in any other means. It is clarified that the Dead Sea Companies and/or ICL shall bear no responsibility toward the employees who transfer to the new concessionaire for their rights, claims or demands of any kind or nature for the period following the end of the current concession period.

6.
Cooperation with the Tender process for grant the Future Concession:

ICL and the Dead Sea Companies will fully cooperate with the tender process that the Government intends to promote for the allocation of the Future Concession (hereinafter - the Tender), including:

A.
Subject to applicable law, they shall provide the Tender Committee and the Tender participants all of the documents and information required for the Tender, at the Government’s full discretion, and which are in the possession of ICL and the Dead Sea companies (hereinafter - the Materials). The Materials will include, inter alia: full financial statements of the Dead Sea Companies (including notes and statements of the overseas marketing companies); full financial data of the Dead Sea Companies (including ledgers as needed); data on the product sale prices of the Dead Sea products segmented in various ways (including by customer and by market); information about the facilities and plants, plans and drawings; agreements (including with customers, suppliers and employees, and including cross-concession agreements); and operational procedures used for resource extraction. The Materials shall be made available in data rooms to be established by the Government or in any other manner or format determined by the Government, all subject to confidentiality undertakings and arrangements to be agreed between the parties in the Detailed Agreement.

B.
ICL and the Dead Sea Companies shall allow the performance of full examinations customary in asset sale transactions (including engineering, technological, economic, environmental and legal reviews) of the Assets of the Dead Sea Companies by Governmental entities (including the Tenders committee) and the Tender participants, all subject to standard confidentiality undertakings as set forth in subsection A above. It is clarified, that such review shall not interfere with the regular and ongoing operations of the Companies.

C.
It is clarified that the Tender process, including the establishment and operation of the data room and the examinations referred to in subsections A and B above – shall be at the expense of the Government.

D.
ICL and the Dead Sea Companies shall cooperate with Israel Ports Development & Assets Company Ltd. in executing the solution that will be determined by the Government, which will allow the Future Concessionaire and the ICL companies that are currently using the port facilities in Ashdod and Eilat to use such port facilities in a continuous, proper, and efficient manner, comparable to the situation prior to the signing of this MOU.

E.
By the Concession Expiry Date, the company shall establish a permanent and functioning solution, as set forth and in accordance with the Salt Harvesting Agreement (hereinafter – the Harvesting Agreement), pursuant to plans approved by the relevant authorities and subject to such approvals.

F.
ICL and the Dead Sea Companies will not act, directly or indirectly, against the Government's (or its designee’s) mere initiation of a tender for a future concession to be operated as of April 1, 2030, including the revocation of Section 25 of the Concession Law and the right of first offer set forth therein. It is clarified that this shall not prevent or impair the right of ICL and the Dead Sea Companies, like any other similar bidder, to participate in a tender for a future concession.

7.
Maintaining the activity:

Until the Concession Expiry Date, the Dead Sea Companies will continue their operations under the concession and shall maintain the current production capacity of Dead Sea products, such that the production capacity shall not materially decrease compared to the production prior to the date of signing this memorandum.

8.	Investments and Maintenance:

A.
Until the Concession Expiry Date, the Dead Sea Companies will operate all Dead Sea Assets in a manner similar to their operation prior to the signing of this MOU, and will preserve, maintain and invest in all Dead Sea Assets to a similar extent and manner as was done prior to the signing of this MOU. Without derogating from the generality of the foregoing, until the Concession Expiry Date, ICL and the Dead Sea Companies shall ensure that all Dead Sea Assets remain suitable and fit to perform the Concession , including extraction, production and marketing, at a level not lower than the average production capacity maintained during the last five years under the existing Concession.

B.	Investment and Maintenance Levels:

(1)
Without derogating from the provisions of subsection 8A above, until the Concession Expiry Date, ICL and the Dead Sea Companies shall maintain the level of investment and maintenance in the Dead Sea Assets at the same multi-annual average amount invested over the past decade, which is approximately USD 292 million per year (hereinafter - the Annual Expenditure Amount), while maintaining the level of investments to be agreed upon by the parties in the Detailed Agreement. The Annual Expenditure Amount shall be assessed at the Concession Expiry Date, based on a multi-annual average, provided that Annual Expenditure Amount shall not be less than USD 230 million per year (hereinafter - the Minimum Annual Expenditure Amount). If the Dead Sea Companies have not met the Annual Expenditure Amount on average, or the Minimum Annual Expenditure Amount, during the period up to the Concession Expiry Date, the consideration payable by the Government (as defined in Section 9 below) shall be reduced by the amount not spent by the Dead Sea Companies as aforesaid.

(2)
Subject to the Government’s prior written approval, the Dead Sea Companies shall be permitted to exceed the Annual Expenditure Amount (provided that such expenditures exceed the upper threshold of the Minimum Annual Expenditure Amount), up to a cumulative maximum investment amount of USD 100 million over all years until and including the Concession Expiry Date; however, the Government shall increase the consideration payable to DSW (as defined in Section 9 below) by such amount only if ICL is not awarded the Future Concession. The foregoing maximum amount shall not include unexpected investments required due to damage caused to any of the Dead Sea Assets resulting from force majeure, or as a result of new legislation or licensing requirements necessitating extraordinary investments by the company, which were not in existence as of the date of this MOU (including in draft form known to DSW Companies). Nevertheless, the Government shall increase the consideration payable to DSW (as defined in Section 9 below) by such amounts only if ICL is not awarded the Future Concession and only if the Dead Sea Companies do not receive, despite asserting their rights to do so, reimbursement or indemnification for such amounts from any third party (excluding entities within the ICL Group).

C.
It is clarified that the Annual Expenditure Amount shall include only actual investment and maintenance activities, excluding any form of capitalization, except for capitalizations not exceeding USD 40 million per year (USD 20 million in maintenance and USD 20 million in investments), which shall be permitted and included within the Annual Expenditure Amount. Within the Annual Expenditure Amount, expenses for investment and maintenance practices customary in the Dead Sea Companies, prior to the signing of this MOU.

D.	The Annual Expenditure Amount shall not include investments or maintenance expenditures related to the Salt Harvesting Agreement, which shall be calculated in accordance with Section 9B below.

E.
Without derogating from the foregoing, all investments made by the Dead Sea Companies until the Concession Expiry Date shall be subject to the Government’s prior written approval, before execution, in accordance with the mechanism set out in the 2020 Investment Procedure signed on March 23, 2020 (hereinafter - the 2020 Procedure), as has been customary to date, or as may be determined between the parties in the Detailed Agreement.

F.
Without derogating from the foregoing, the parties shall discuss, within the framework of the Detailed Agreement, any required amendments to the 2020 Procedure, and in particular, provisions that will replace Section D of the 2020 Procedure.

9.	Consideration to DSW:

A.
In consideration for the Dead Sea Assets and in respect of all obligations of ICL and the Dead Sea Companies as set forth above, the Government shall pay to DSW a total amount of USD 2,540 million. Near the Concession Expiry Date, a reconciliation shall be conducted between the Government and DSW to adjust the consideration as aforesaid, in which the actual Annual Expenditure Amount, as well as the other amounts detailed in Section 8B up to the reconciliation date shall be reviewed. Based on this reconciliation, the consideration shall be decreased or increased in accordance with Section 8 above. The amount resulting from such reconciliation shall be paid by the Government to DSW, and such amount, together with the amount detailed in Section 9B below, shall constitute the total and final consideration for the Dead Sea Assets and for all obligations of ICL and the Dead Sea Companies as aforesaid.

B.
In addition to the amount referred to in subsection 9A above, the Government shall pay to DSW the actual investment amounts of the investments made from January 1, 2025, until the Concession Expiry Date, for the establishment of a permanent solution for salt harvesting, transportation, and deposal, in accordance with the Salt Harvesting Agreement. The annual depreciation rates for each infrastructure established and operated under this subsection shall be determined in the Detailed Agreement and shall reflect the technical economic lifespan of each infrastructure. However, the weighted average depreciation rate for all infrastructures subject to depreciation shall not be less than 4%. The consideration for the future investments under the Salt Harvesting Agreement shall be based on actual costs, and a financial reconciliation shall be conducted near the Concession Expiry Date, in which DSW shall be reimbursed for the actual salt harvesting costs, after deducting of the Government’s participation in accordance with the Salt Harvesting Agreement and after deducting depreciation as stated above.

C.	The Government shall pay to ICL the amounts referred to in subsections A and B above no later than the Concession Expiry Date.

10.
Downstream Industrial Activity:

As part of the formulation of the draft Future Concession Law and the Future Concession itself, the Accountant General shall recommend to the competent authorities to establish arrangements aimed at preserving the activity of downstream industries in Israel that are based on resources extraction under the Dead Sea Concession, all subject to the economic feasibility for all parties and taking into consideration the applicable legislative process.

11.	Validity and Miscellaneous:

A.	This MOU shall remain in force and effect from the date of its signing by all parties until the termination date.

B.
The termination date of this MOU shall be the earliest of the following: (1) the date of signing and entry into force of the Detailed Agreement; (2) the date on which either party notifies the other of its termination or of the cessation of the negotiations or discussions. It is clarified that each party may do so without providing any justification, for any reason whatsoever, and no claims of any kind shall be made against it in connection therewith; (3) if a Detailed Agreement is not signed within 90 days from the date of signing this MOU by the parties, or within any later date agreed upon in writing by the parties.

C.
Upon the termination date, this MOU shall be null and void as if it had never been executed, and shall have no force or effect for or against any of the parties, and the parties shall have no claims, rights, demands, or causes of action against one another in connection with this MOU, including its termination. In the event that this MOU is cancelled, the Government shall not assert any claim of delay against ICL or the Dead Sea Companies in respect of actions they may take to preserve their rights under the existing Concession Law.

D.	Wherever the term “the Government” is used in this MOU, it shall mean the Israeli Accountant General, unless expressly stated otherwise.

The Accountant General, on behalf of the Government of Israel

ICL Group Ltd.	Dead Sea Works Ltd.

Dead Sea Bromine Ltd.	Dead Sea Magnesium Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: November 6, 2025